Exhibit 12.1
Third Point Reinsurance Ltd.

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth the Company’s consolidated ratio of earnings to fixed charges for the periods indicated.

	Years ended December 31,
	2016	2015	2014	2013	2012
Fixed charges:	($ in thousands)
Interest expense on deposit contracts and certain reinsurance contracts	$8,387	$8,614	$7,395	$4,922	$446
Interest expense on senior notes	8,231	7,236	—	—	—
Total fixed charges	$16,618	$15,850	$7,395	$4,922	$446

Earnings available for fixed charges:
Income (loss) before income tax expense (benefit)	$28,876	$(87,439)	$56,710	$233,078	$100,617
Add: Fixed charges	16,618	15,850	7,395	4,922	446
Less: Net (income) loss from non-controlling interests	(1,241)	49	(6,315)	(5,767)	(1,216)
Total earnings available for fixed charges	$44,253	$(71,540)	$57,790	$232,233	$99,847

Ratio of earnings to fixed charges (1)	2.7	—	7.8	47.2	223.9
(1) Our deficiency in earnings necessary to cover fixed charges was approximately $87.4 million for the year ended December 31, 2015.

We computed the ratio of earnings to fixed charges by dividing (1) income (loss) before income tax expense (benefit) plus fixed charges minus net (income) loss from non-controlling interests by (2) our fixed charges. For the purposes of this ratio, fixed charges consist of interest expense on deposit contracts and certain of our reinsurance contracts and interest expense on senior notes.